Exhibit 99.2

Ernst & Young LLP Ernst & Young Tower 222 Bay Street P. O. Box 251 Toronto, ON M5K 1J7	Tel: +1 416 864 1234 Fax: +1 416 864 1164 ey.com

31 March 2014

The Manitoba Securities Commission

Alberta Securities Commission

Autorité des marchés financiers

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan, Securities Division

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Ontario Securities Commission

Re:	Novadaq Technologies Inc.

Change of Auditor Notice dated 31 March 2014

Pursuant to National Instrument 51-102 (Part 4.11). we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours very truly,

Chartered Accountants

Licensed Public Accountants

cc:	The Board of Directors, Novadaq Technologies, Inc.

A member firm of Ernst & Young Global Limited